UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

PHILLIPS 66 PARTNERS LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

718549 207

(CUSIP number)

Vanessa Allen Sutherland

Vice President, General Counsel and Secretary

2331 City West Boulevard

Houston, Texas 77042

(855) 283-9237

(Name, address and telephone number of person authorized to receive notices and communications)

March 9. 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 2 of 8

1.	Name of Reporting Person: PHILLIPS 66
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137

11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐ N/A
13.	Percent of class represented by amount in Row 11 100.0%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 3 of 8

1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137

11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐ N/A
13.	Percent of class represented by amount in Row 11 100.0%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 4 of 8

1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 168,062,536
	9.	Sole dispositive power 0
	10.	Shared dispositive power 168,062,536

11.	Aggregate amount beneficially owned by each reporting person 168,062,536
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐ N/A
13.	Percent of class represented by amount in Row 11 99.0%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 5 of 8

Explanatory Note: This Amendment No. 10 (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in Phillips 66 Partners LP (the “Issuer”) filed by Phillips 66 (“PSX”), Phillips 66 Company (“P66 Company”) and Phillips 66 Project Development Inc. (“P66 PDI” and, together with PSX and P66 Company, the “Reporting Persons”) on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, Amendment No. 2 dated March 2, 2015, Amendment No. 3 dated May 13, 2015, Amendment No. 4 dated May 10, 2016, Amendment No. 5 dated October 14, 2016, Amendment No. 6 dated October 6, 2017, Amendment No. 7 dated August 1, 2019, Amendment No. 8 dated February 24, 2021 and Amendment No. 9 dated October 26, 2021 (as amended, the “Initial Statement”). This Amendment is being filed by the Reporting Persons pursuant to the Joint Filing Statement dated October 27, 2021, by and among the Reporting Persons. Only those items of the Initial Statement that are being amended herby are included herein.

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On March 9, 2022 (the “Effective Time”), pursuant to Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 26, 2021, by and among the Issuer, PSX, P66 Company, P66 PDI, Phoenix Sub LLC, a Delaware limited liability company and jointly owned subsidiary of P66 Company and P66 PDI (“Merger Sub”), and Phillips 66 Partners GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), each outstanding Common Unit other than Common Units owned by PSX and its subsidiaries, including P66 Company and P66 PDI (each, a “Public Common Unit”), was converted into the right to receive 0.500 shares of common stock, par value $0.01 per share, of PSX. As a result of the foregoing, the Reporting Persons beneficially own 100% of the remaining Common Units.

Following the completion of the transactions contemplated by the Merger Agreement, the Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Initial Statement is amended and supplemented as follows:

(a) Following consummation of the transactions contemplated in the Merger Agreement, P66 PDI beneficially owns 168,062,536 Common Units, representing approximately 99.0% of the Issuer’s outstanding Common Units and P66 Company beneficially owns 1,697,601 Common Units, representing approximately 1.0% of the Issuer’s outstanding Common Units. P66 Company owns all of the common stock of P66 PDI and PSX owns all of the common stock of P66 Company. Accordingly, P66 Company may be deemed to share beneficial ownership of the Common Units held by P66 PDI and PSX may be deemed to share beneficial ownership of the Common Units held by P66 Company and P66 PDI.

(b) The information contained in Item 5(a) is incorporated by reference into this Item 5(b).

(c) The information contained in Item 4 is incorporated by reference into this Item 5(c). Other than the foregoing, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2022	PHILLIPS 66

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream

Dated: March 10, 2022	PHILLIPS 66 COMPANY

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream

Dated: March 10, 2022	PHILLIPS 66 PROJECT DEVELOPMENT INC.

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President